

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

John F. Young
Chief Executive Officer
Energy Future Intermediate Holding Company LLC
1601 Bryan Street
Dallas, TX 75201

> **Re: Energy Future Intermediate Holding Company LLC**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-34544**

Dear Mr. Young:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief